EXHIBIT 2.4

THERMOGENESIS CORP.

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is made and entered into as of July 15, 2013 by and between Thermogenesis Corp. (“Employer”) and Kenneth L. Harris (“Executive”).  For purposes of this Agreement, the term “Effective Date” shall have the same meaning as the term “Closing Date” under the Merger Agreement (as defined below).  Until the Effective Date, (A) Executive shall not (i) be an employee of Employer, (ii) accrue any compensation or benefits hereunder, (iii) owe any obligations to Employer as an employee to Employer or (iv) act on behalf of or represent that he is an employee of Employer and (B) Employer shall have no obligations or duties to perform hereunder.  If the Closing Date does not occur on or before December 15, 2013, this Agreement shall terminate in its entirety and neither party shall have any obligations to the other party pursuant to this Agreement.  Employer and Executive agree, effective as of the Effective Date, as follows:

1.                    Employment.  Employer employs Executive and Executive accepts employment with Employer on the terms and conditions set forth in this Agreement commencing on the Effective Date.

2.                   Position; Scope of Employment; Location of Service.

2.1.               Commencing on the Effective Date, Executive shall have the position of President.  During the Employment Term, Executive agrees to perform such services customary to such position or offices and as shall be assigned to him by the Employer’s Board of Directors.  Executive shall report directly to the Employer’s Chief Executive Officer.

2.2.               Entire Time and Effort.  During the Employment Term, Executive shall devote Executive’s full working time, attention, abilities, skill, labor and efforts to the performance of his employment.  Executive shall not, directly or indirectly, alone or as a member of a partnership or other organizational entity, or as an officer of any corporation (other than any which are owned by or affiliated with Employer) (a) be substantially engaged in or concerned with any other commercial duties or pursuits, (b) engage in any other business activity that will interfere with the performance of Executive’s duties under this Agreement, except with the prior written consent of Employer, or (c) join the board of directors of any other corporation; provided, however, that notwithstanding the foregoing provisions of this sentence, Executive may: (i) join the board of directors of no more than one unaffiliated entity so long as such entity is not competitive to the operations of Employer; and (ii) serve as an officer or director of, or otherwise participate in any capacity with, one non-profit civic, educational, welfare, social, religious or charitable organization.

2.3.               Rules and Regulations.  During the Employment Term, Executive agrees to observe and comply with Employer’s rules and regulations (including Employer’s code of ethics and insider trading policy) as provided by Employer and as may be amended from time to time by Employer and will carry out and perform faithfully such orders, directions and policies of Employer.  To the extent any provision of this Agreement directly conflicts with an Employer rule or regulation, as such may be amended from time to time, the terms of this Agreement shall control.

2.4.               Limitations Upon Authority to Bind Employer.  In his capacity as President, Executive shall not engage in any of the following actions on behalf of Employer without the prior approval of Employer:  (a) borrow or obtain credit in any amount or execute any guaranty, except for items purchased from vendors in the ordinary course of Employer’s operations; (b) expend funds for capital equipment in excess of expenditures expressly budgeted by Employer, if applicable, or in the event not budgeted, not to exceed the amounts set forth in subparagraph (c); (c) buy, sell or transfer capital assets exceeding One Hundred Thousand Dollars ($100,000) in market value in any single transaction or exceeding Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate during any one fiscal year; (d) execute any lease for real property; or (e) exercise any authority or control over the management of any employee welfare or pension benefit plan maintained by Employer or over the disposition of the assets of any such plan.

2.5.                Location.  Unless Executive agrees otherwise, Employer agrees that Executive shall provide his services under this Agreement primarily from an office of Employer in the San Francisco Bay Area, California, subject to normal business travel.  The office shall be suitable to conduct the duties of President and shall be in a location, type of building and size, and with furnishings, reasonably satisfactory to Executive.

3.                    Employment Term.  Executive’s term of employment (the “Employment Term”) shall commence upon the Effective Date and shall terminate as provided in Section 5.

4.                    Compensation.  During the Employment Term, Employer shall pay to or provide compensation to Executive as set forth in this Section 4.  All compensation of every description shall be subject to the customary withholding tax and other employment taxes as required with respect to compensation paid to an employee.

4.1.                Base Salary.  Employer shall pay Executive a base salary (“Base Salary”) payable in accordance with Employer’s regular pay schedule, but not less frequently than twice per month.  The Base Salary shall be $280,000 per annum upon commencement of employment.  The Base Salary shall be subject to review for increase at least once each fiscal year.  The Base Salary may not be decreased during the Employment Term without the consent of Executive.

4.2.               Annual Bonus.  In addition to the Base Salary, Executive shall be eligible to receive an annual cash bonus (“Annual Bonus”) for each fiscal year of Employer during which Executive is employed during some or all of the fiscal year by Employer (or any subsidiary of Employer) during the Employment Term.  The target Annual Bonus each fiscal year shall be an amount equal to 35% of the Base Salary in effect at the end of the fiscal year.  The amount of each Annual Bonus shall be based on performance weighted bonus objectives established for Executive (which will include both corporate objectives and individual objectives) for each fiscal year, which objectives shall be discussed with Executive prior to being established and shall not be materially inconsistent with the nature and type of performance weighted bonus objectives for other executive officers of Employer for such year.  Each fiscal year, Employer’s Chief Executive Officer and Executive shall jointly develop Executive’s performance weighted bonus objectives for the next fiscal year in connection with the preparation of Employer’s annual operating plan and submit the plan and these goals to Employer’s Board of Directors and Compensation Committee to be reviewed and approved prior to commencement of the next fiscal year, with such changes as the Compensation Committee and Board determine to be appropriate  Notwithstanding the foregoing, Executive’s performance weighted bonus objectives for fiscal 2014 shall be determined and communicated to Executive within 45 days following the Effective Time.  The Annual Bonus for fiscal 2014 shall be pro-rated based on the number of days in fiscal 2014 that Executive is employed by Employer.

4.3.               Stock Option Grants/Stock Grants.

(a)           Executive shall be eligible to receive awards of stock options or restricted stock grants as may be determined from time to time by the Board or the Compensation Committee of the Board.

(b)          Upon the Effective Date, Executive shall be granted 50,000 shares of restricted common stock and an option to purchase 100,000 shares of common stock under Employer’s 2006 Equity Incentive Plan, which restricted stock grant and option shall: (a) be on Employer’s standard forms of agreement used under the Plan; and (b)  vest 1/3 annually on each of the first three annual anniversaries of the Effective Date, with (i) full vesting in the event of termination of Executive’s employment pursuant to Section 5.4 and (ii) vesting for an additional year in the event of termination of Executive’s employment pursuant to Sections 5.3 or 5.7.  In addition, the option shall: (a) have an exercise price equal to the fair market value of the common stock on the Effective Date as determined in accordance with the Plan (110% of the fair market value if Executive elects that the option be an “incentive stock option”); (d) terminate 6 years (or 5 years if Executive elects that the option be an “incentive stock option”) from the date of grant; and (e) shall be either an incentive stock option or a non-qualified option, at the election of Executive communicated to Employer prior to the Effective Date.

4.4.                Relocation; Sign-on Bonus.  Within 90 days of the Effective Date, Executive will relocate Executive’s primary residence to the San Francisco Bay Area in connection with this Agreement. Employer shall pay Executive a relocation bonus of $40,000 within five days after the Effective Date.

4.5.               Paid Time Off.  Executive shall be entitled to accrue four weeks of paid time off annually.  While Employer encourages Executive to take vacation, if he does not use all paid time off accrued in each calendar year, Executive may carry it over from year to year; provided, however, that the maximum accrual of Executive’s paid time off shall be capped at one and one-half times the annual accrual rate.  Once the cap is reached, Executive shall no longer accrue paid time off until such time as he uses accrued paid time off and his accrued and unused days of paid time off fall below the cap, at which time he will again begin to accrue paid time off at the appropriate accrual rate.  Any paid time off benefit granted or paid to Executive is based solely on his Base Salary.  Executive shall be entitled to sick leave in accordance with Employer’s sick leave policy, as amended from time to time.

4.6.               Automobile Allowance.  During the Employment Term, Executive shall be entitled to an automobile allowance of $1,000 per month, payable in a manner consistent with Employer’s practices and policies therefor.

4.7.               Other Fringe Benefits.  Executive shall participate in all of Employer’s fringe benefit programs in substantially the same manner and to substantially the same extent as other similar employees of Employer, excluding only those benefits expressly modified by the terms hereof.

4.8.                Expenses.  Executive shall be reimbursed for his reasonable business expenses, subject to the presentation of evidence that such expenses are made in accordance with established policies adopted by Employer from time to time.

4.9.               Compensation From Other Sources.  Any proceeds that Executive shall receive by virtue of qualifying for disability insurance, disability benefits, or health or accident insurance shall belong to Executive.  Executive shall not be paid Base Salary in any period in which he receives benefits as determined and paid under Employer’s long term disability policy.  Benefits paid to Executive under Employer’s short term disability policy shall reduce, by the same amount, Base Salary payable to Executive for such period.

4.10.            Indemnification Agreement.  On or prior to the Effective Date, Employer shall execute and deliver to Executive an Indemnification Agreement, in the form required by Section 7.12 of the Merger Agreement, dated as of the Effective Date.

5.                   Termination of Employment.  Executive’s employment shall terminate on the earliest to occur of the following (the date of termination of Executive’s employment with Employer, the “Termination Date”):

5.1.               upon Executive’s death;

5.2.                upon delivery to Executive of written notice of termination by Employer if Executive shall suffer a Disability;

5.3.                upon the date set forth in a written notice of resignation for Good Reason from Executive to Employer which is not delivered within one year following a Change of Control);

5.4.                upon the date set forth in (a) a written notice of Executive’s resignation for Good Reason from Executive to Employer (or Employer’s successor) or (b) a written notice of termination by Employer (or Employer’s successor) without Cause, which notice is delivered within one year following a Change of Control;

5.5.               upon the date set forth in a written notice of resignation from Executive to Employer other than a notice under Section 5.3 (Good Reason) or Section 5.4 (Change of Control) delivered not earlier than 36 months from Effective Date;

5.6.               upon delivery to Executive of written notice of termination by Employer for Cause; or

5.7.                upon delivery to Executive of written notice of termination by Employer other than pursuant to Section 5.2 (Disability), Section 5.4 (Change of Control) or Section 5.6 (termination for Cause).

If Executive ceases to be an employee of Employer for any reason other than termination pursuant to Section 5.3 (Good Reason), Section 5.4 (Change of Control) or Section 5.7 (Termination without Cause), Executive shall immediately resign from the Board.  If Executive ceases to be an employee of Employer for any reason following the earlier to occur of (i) the date that Executive beneficially owns less than 5% of the outstanding shares of Employer’s common stock or (ii) the third (3rd) anniversary of the Effective Date, Executive shall immediately resign from the Board.  Within ten (10) days of becoming a director on the Board, Executive shall execute the resignation attached hereto as Exhibit A to reflect this agreement to resign.  Failure to timely execute such resignation shall constitute “Cause” for termination hereunder.  Such resignation shall not, however, preclude the Executive from seeking nomination or election to or accepting the appointment to, the Board of Directors at any time thereafter.

6.                    Compensation Upon Termination.

6.1.              Minimum Payments.  Upon termination of Executive’s employment for any reason: (a) Executive shall be entitled to Base Salary accrued through the Termination Date; (b) Executive shall be entitled to reimbursement of expenses incurred prior to termination of employment that are payable in accordance with Section 4.8; (c) Executive shall be entitled to any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of Employer; and (d) Executive shall be entitled to receive any earned but unpaid Annual Bonus plus any other earned incentive compensation expressly provided for in the incentive compensation plan for Executive.

6.2.               Severance for Termination without Cause or Resignation for Good Reason.  If Executive’s employment is terminated pursuant to Section 5.3 because Executive has Good Reason or Section 5.7 because Employer terminated Executive without Cause, in addition to the benefits under Section 6.1, Executive shall be entitled to:

(a)           the sum equal to eighteen (18) months of Base Salary in effect as of the Termination Date;

(b)          if Executive’s employment is terminated pursuant to Section 5.3 because Executive has the Good Reason identified in Section 15.7(d), an additional amount equal to six (6) months of Base Salary as in effect as of the Termination Date;

(c)           if the corporate financial threshold (as described below) has been satisfied as of the Termination Date, an amount determined as follows:

(i)             if termination occurs prior to the date of determination of Executive’s Annual Bonus for the fiscal year ending June 30, 2014, an amount equal to the product of (A) 35% of Executive’s Base Salary as of the date of termination of employment; and (B) the fraction obtained by dividing (1) the number of days during fiscal 2014 that Executive is employed by Employer by (2) the number of days in fiscal 2014 from the date Executive began employment with Employer through June 30, 2014;

(ii)             if termination occurs prior to the date of determination of Executive’s Annual Bonus for the fiscal year ending June 30, 2015, an amount equal to the product of (A) the amount Executive’s Annual Bonus for the fiscal year ended June 30, 2014 would have been had it not been pro-rated and (B) the fraction obtained by dividing (1) the number of days during fiscal 2015 that Executive is employed by Employer by (2) the number of days in fiscal 2015; and

(iii)             if termination occurs before the date of determination of Executive’s Annual Bonus for any subsequent fiscal year, an amount equal to the product of (A) the average of Executive’s Annual Bonuses for the immediately prior two fiscal years (without pro-ration if one of such Annual Bonuses is for fiscal 2014) and (B) the fraction obtained by dividing (1) the number of days during such fiscal year that Executive is employed by Employer by (2) the number of days in such fiscal year.

Following the end of each fiscal quarter of Employer during a fiscal year, Employer will determine if Employer is on track to meet its Corporate Financial Goals for such fiscal year (a “Determination”).  This Determination will include the aggregate financial performance for each completed fiscal quarter during the fiscal year.  If the most recent Determination made before the Termination Date shows that Employer is on track to accomplish at least ninety percent (90%) of each of the Corporate Financial Goals of Employer, the corporate financial threshold will be satisfied as of the Termination Date for purposes of this Section 6.2(c) and Section 6.3(c).

6.3.               Severance Related to a Change of Control.  If Executive’s employment is terminated pursuant to Section 5.4 because Executive has resigned Good Reason or because Employer terminated Executive without Cause, in either case within one year of a Change of Control, in addition to the benefits under Sections 6.1, Executive shall be entitled to:

(a)          the sum equal to eighteen (18) months of Base Salary in effect as of the Termination Date;

(b)           a monthly stipend of $2,000 for an office until the later to occur of (i) the end of the Restriction Period (as that term is defined in the Non-Competition Agreement of even date herewith between Employer and Executive) and (ii) the earlier to occur of (A) the third (3rd) anniversary of the Effective Date and (B) 18 months following the Termination Date; and

(c)            if the corporate financial threshold (as described below) has been satisfied as of the Termination Date, an amount determined as follows: (i) if termination occurs prior to the date of determination of Executive’s Annual Bonus for the fiscal year ending June 30, 2014, an amount equal to 35% of Executive’s Base Salary as of the end of such fiscal year; (ii) if termination occurs prior to the date of determination of Executive’s Annual Bonus for the fiscal year ending June 30, 2015, an amount equal to the Executive’s Annual Bonus for the fiscal year ended June 30, 2014 would have been had it not been pro-rated; and (iii) if termination occurs before the date of determination of Executive’s Annual Bonus for any subsequent fiscal year, an amount equal to the average of Executive’s Annual Bonuses for the immediately prior two fiscal years (without pro-ration if one of such Annual Bonuses is for fiscal 2014).

6.4.               Timing of Severance Payments.  Subject to Section 6.5 and Section 14, all amounts payable to Executive pursuant to Section 6.2 and Section 6.3 shall be paid as set forth in this Section 6.4.

(a)           Severance Tied to Salary.  The amount that is payable to Executive under Section 6.2(a), Section 6.2(b) and Section 6.3(a) shall be paid commencing on the first Employer payroll date that occurs on or following the sixtieth (60th) day following the Termination Date, with such amount to be paid in thirty six (36) substantially equal bi-weekly installments in accordance with Employer’s payroll dates, with each successive payment being due on the next by-weekly payroll date following the first installment; provided that any such bi-weekly installments that would have been paid in the sixty (60) day period following the Termination Date but for the Release requirement of Section 6.5 shall be paid on the first Employer payroll date that occurs on or following the sixtieth (60th) day following the Termination Date, and the number of remaining substantially equal bi-weekly installment to be made shall be reduced from thirty six (36) by any such “catch-up” payments that are made.

(b)          Severance Tied to Bonus.  The amount that is payable to Executive under Section 6.2(c) and Section 6.3(c) shall be paid to Executive in a lump payment on the first Employer payroll date that occurs on or following the sixtieth (60th) day following the Termination Date.

(c)          Stipend as Severance.  The amounts that are payable to Executive under Section 6.3(b) shall be paid commencing on the first Employer payroll date that occurs on or following the sixtieth (60th) day following the Termination Date, with each month’s payment thereafter due and payable on the first Employer payroll date that occurs each month; provided that any such monthly payment that would have been paid in the sixty (60) day period following the Termination Date but for the Release requirement of Section 6.5 shall be paid on the first Employer payroll date that occurs on or following the sixtieth (60th) day following the Termination Date.

6.5.              Release.  Notwithstanding any provision of this Agreement to the contrary, no payments or benefits shall be owed to Executive under Section 6.2 or Section 6.3 unless Executive executes and delivers to Employer a release in the form attached hereto as Exhibit B (“Release”) within forty five (45) days following the Termination Date, and any applicable revocation period has expired prior to the sixtieth (60th) day following the Termination Date.

6.6.              No Obligation to Seek Employment.  Executive shall have no obligation to seek other employment following termination of his employment with Employer nor shall any payments he receives from any subsequent employer reduce the payments to which he is entitled under this Agreement.

7.                    Proprietary Information; Confidentiality.

7.1.               Confidential Information.  Executive agrees that during the Employment Term and thereafter, he will maintain all Confidential Information as confidential, will not disclose any Confidential Information, and will not use any Confidential Information except in each case as may be required in the course of his employment with Employer or as may be required under applicable law (e.g. subpoena).  Executive further agrees not to improperly use or bring onto the premises of Employer any trade secrets of another person or entity during the term of this Agreement.

7.2.               Return of Property.  Executive agrees that upon termination of employment with Employer, Executive will deliver to Employer all devices, records, data, disks, computer files, notes, reports, proposals, lists, correspondence, materials, equipment, other documents or property, or reproductions of any aforementioned items developed by Executive pursuant to employment with Employer or otherwise belonging to Employer, its successors or assigns.

7.3.               Employment Information.  Executive represents and warrants to Employer that information provided by Executive in connection with his employment and any supplemental information provided to Employer is complete, true and materially correct in all respects.  Executive has not omitted any information that is or may reasonably be considered necessary or useful to evaluate the information provided by Executive to Employer.  Executive shall immediately notify Employer in writing of any change in the accuracy or completeness of all such information.

7.4.               Other Agreements.  Executive represents that his performance of all of his obligations and agreements under this Agreement will not breach any agreement to keep in confidence proprietary information acquired by Executive in confidence or in trust prior to employment with Employer.  Executive has not and shall not: (a) disclose or use in the course of his employment with Employer, any proprietary or trade-secret information belonging to another; or (b) enter into any oral or written agreement in conflict with this Agreement.

8.                   Duty of Loyalty; Fiduciary Duty; Covenant Not to Unfairly Compete.  During the Employment Term: (a) Executive shall have a duty of loyalty and a fiduciary duty to Employer; and (b) Executive shall not, directly or indirectly, whether as a partner, employee, creditor, stockholder, or otherwise, promote, participate, or engage in any activity or other business that is directly competitive to the operations of Employer or the then contemplated future operations of Employer as known to Executive.  The obligation of Executive not to compete with Employer shall not prohibit Executive from owning or purchasing any corporate securities that are regularly traded on a recognized stock exchange or on over-the-counter market, so long as Executive does not own or control more than 1% of the outstanding securities of the issuing entity.

9.                    Inventions; Ownership Rights.  Executive agrees that all ideas, techniques, inventions, systems, formulas, discoveries, technical information, programs, know-how, prototypes and similar developments (“Developments”) developed, created, discovered, made, written or obtained by Executive during the Employment Term (or at any time that Executive is or was an employee to Employer or any of Employer’s subsidiaries) in the course of or as a result, directly or indirectly, of performance of his duties hereunder, and all related industrial property, copyrights, patent rights, trade secrets, moral rights and other forms of protection thereof, shall be and remain the property of Employer.  Following the Effective Date, Executive agrees to execute or cause to be executed such assignments and applications, registrations and other documents and to take such other action as may be requested by Employer to enable Employer to protect its rights to any such Developments.  If Employer requires Executive’s assistance under this Section 9 after the Employment Term, Executive shall be compensated for his time actually spent in providing such assistance at an hourly rate equivalent to the prevailing rate for such services and as agreed upon by the parties.

10.                Non-Solicitation; Post-Termination Cooperation.

10.1.            Customers.  During the Employment: (a) Executive has a duty of loyalty and a fiduciary duty to Employer; and (b) Executive shall not divert or attempt to divert (by solicitation or other means), whether directly or indirectly, Employer’s customers for the purpose of inducing or encouraging them to sever their relationship with Employer or to solicit them in connection with any product or service competing with those products and services offered and sold by Employer.  Also, to the fullest extent permissible under applicable law, following the Employment Term, Executive agrees not use any of Employer’s confidential proprietary or trade secrets information to directly or indirectly divert or attempt to divert (by solicitation or other means) Employer’s customers for the purpose of inducing or encouraging them to sever their relationship with Employer or to solicit them in connection with any product or service competing with those products and services offered and sold by Employer.

10.2.            Employees.  To the fullest extent permissible under applicable law, Executive agrees that both during the Employment Term, and for one year thereafter, Executive shall not take any action to induce employees or independent contractors of Employer to sever their relationship with Employer and accept an employment or an independent contractor relationship with any other business.  However, this obligation will not affect any responsibility Executive may have as an employee of Employer with respect to the bona fide hiring and firing of Employer personnel.

10.3.            Post-Termination Cooperation.  For a period of one month following the Employment Term, Executive will make himself available and assist Employer, as reasonably requested, with respect to prior services, transition of duties, and intellectual property filings and protection.

11.                 Arbitration; Remedies.  Executive and Employer agree that any dispute between the parties (including any affiliate, successor, predecessor, contractors, employees, and agents of Employer) that may arise from Executive’s employment with Employer or termination of Executive’s employment with Employer, and/or regarding the rights or obligations of the parties under this Agreement, will be submitted to binding arbitration.  The arbitration requirement applies to all statutory, contractual, and/or common law claims arising from the employment relationship including, but not limited to, claims arising under Title VII of the Civil Rights Act of 1964; the Age Discrimination in Employment Act; the Equal Pay act of 1963; the California Fair Employment and Housing Act; the California Labor Code; the Fair Labor Standards Act, the American With Disabilities Act, and other applicable federal and state employment laws.  Both Employer and Executive shall be precluded from bringing or raising in court or another forum any dispute that was or could have been submitted to binding arbitration.  This arbitration requirement does not apply to claims for workers’ compensation benefits, claims arising under ERISA, or claims for any provisional or injunctive relief remedies as set forth in the California Code of Civil Procedure (or any statute or law of similar effect concerning provisional or injunctive relief remedies in any other applicable jurisdiction).  In fact, the parties agree that, in the event of a breach or threatened breach of Sections 7-10 Executive, monetary damages alone would not be an adequate remedy to Employer for the injury that would result from such breach, and that Employer shall be entitled to apply to any court of competent jurisdiction for specific performance and/or injunctive relief (without posting bond or other security) in order to enforce or prevent any violation of such provisions of this Agreement.  Executive further agrees that any such injunctive relief obtained by Employer shall be in addition to monetary damages.

Binding arbitration under this Agreement shall be conducted in Sacramento County, California in accordance with the California Arbitration Act, Code of Civil Procedure sections 1280, et. seq.  The arbitration shall be conducted before a neutral arbitrator selected by both parties and shall otherwise be conducted in accordance with the American Arbitration Association’s “National Rules for the Resolution of Employment Disputes”.  Where required by law, Employer shall pay all additional costs peculiar to the arbitration to the extent such costs would not otherwise be incurred in a court proceeding.  Each party shall pay their own attorney’s fees and costs.  The parties will be permitted to conduct discovery as provided by the California Code of Civil Procedure.  The arbitrator shall, within thirty (30) days after the conclusion of the arbitration, issue a written award setting forth the factual and legal bases for his or her decision and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

NOTE:  THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF EXECUTIVE’S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO ALL ASPECTS OF THE EMPLOYER/EMPLOYEE RELATIONSHIP.

12.                Actions Contrary to Law; Blue Pencil.  Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, and whenever there is any conflict between any provision of this Agreement and any statute, law, ordinance, or regulation, contrary to which the parties have no legal right to contract, then the latter shall prevail; but in such event, the provisions of this Agreement so affected shall be curtailed and limited only to the extent necessary to bring it within legal requirements.  The parties hereby acknowledge that the restrictions set forth in Sections 7-10 have been specifically negotiated and agreed to by the parties hereto and if the scope or enforceability of any such section is in any way disputed at any time, and should a court find that such restrictions are overly broad, the court may modify and enforce the covenant to the extent that it believes to be reasonable under the circumstances.

13.                Internal Revenue Code.

13.1.            Section 280G.  Notwithstanding any other provision of this Agreement to the contrary, if the right to receive or benefit from any payments under this Agreement, including Section 6.2, either alone or together with other payments that Executive has a right to receive from Employer, would constitute a “parachute payment” (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”)), all such payments will be reduced to the largest amount that will result in no portion being subject to the excise tax imposed by Section 4999 of the Code.

13.2.            Section 162(m).  Notwithstanding any provision of this Agreement to the contrary, if Employer determines that compliance with Section 162(m) of the Code is required or desired, all payments made under this Agreement to Executive will comply with the requirements of Section 162(m) of the Code.

14.                Section 409A Compliance.

14.1.            Conditions to Payment. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) or an exemption thereunder and shall be construed and administered in accordance with Section 409A.  Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption.  Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible.  Any payments to be made under this Agreement upon a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A.  Notwithstanding the foregoing, Employer makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall Employer be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Executive on account of non-compliance with Section 409A.

14.2.            Specified Employee.  Notwithstanding any other provision of this Agreement, if at the time of the Executive’s termination of employment, he is a “specified employee”, determined in accordance with Section 409A, any payments and benefits provided under this Agreement that constitute “nonqualified deferred compensation” subject to Section 409A that are provided to the Executive on account of his separation from service shall not be paid until the first payroll date to occur following the six-month anniversary of the Executive’s termination date (“Specified Employee Payment Date”).  The aggregate amount of any payments that would otherwise have been made during such six-month period shall be paid in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.  If the Executive dies during the six-month period, any delayed payments shall be paid to the Executive’s estate in a lump sum upon the Executive’s death.

14.3.            Reimbursement.  To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(i)             the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year.

(ii)             any reimbursement of an eligible expense shall be paid to the Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(iii)           any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

15.                Definitions.  For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below.

15.1.            “Board” shall mean the Board of Directors of Employer.

15.2.            “Cause” shall mean:  (a) willful or habitual breach of Executive’s duties, provided that Employer shall give Executive notice of such breach and Executive shall not have cured such breach within 30 days of such notice; (b) fraud, dishonesty, deliberate injury or intentional material misrepresentation by Executive to Employer or any others; (c) embezzlement, theft or conversion by Executive; (d)  negligent unauthorized disclosure or other use of Employer’s trade secrets, customer lists or confidential information; (e) habitual misuse of alcohol or any non-prescribed drug or intoxicant; (f) willful misconduct that causes material harm to Employer, (g) willful violation of any other standards of conduct as set forth in Employer’s employee manual and policies, (h) Executive’s conviction of or plea of guilty or nolo contendere to a felony or misdemeanor involving moral turpitude, or (i) debarment by any federal agency that would limit or prohibit Executive from serving in his capacity for Employer under this Agreement.

15.3.            “Change in Control” shall mean an event involving one transaction or a related series of transactions in which one of the following occurs: (a) Employer issues securities equal to 40% or more of Employer’s issued and outstanding voting securities, determined as a single class, to any individual, firm, partnership or other entity, including a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934; (b) Employer issues securities equal to 40% or more of the issued and outstanding common stock of Employer in connection with a merger, consolidation or other business combination; (c) Employer is acquired in a merger or other business combination transaction in which Employer is not the surviving company; or (d) all or substantially all of Employer’s assets are sold or transferred to a third party.

15.4.            “Confidential Information” shall mean any Employer proprietary information, trade secrets or know how (of any kind, type or nature, whether written, stored on magnetic or other media, or oral), including, but not limited to, research, plans, services, customer lists, Employer’s computer programs or computer software, marketing, finances or other business information that has been compiled, prepared, devised, developed, designed, discovered, or otherwise learned by Executive during the course of his employment and/or disclosed to Executive by Employer, either directly or indirectly, in writing, orally, or by observation of any business conduct, and information about customers and other third parties that Employer is required to maintain as confidential or that constitutes confidential information of such third party.  “Confidential Information” does not include any of the foregoing items that has become publicly known and made generally available through no wrongful act of Executive.

15.5.            “Corporate Financial Goals” for a fiscal year of Employer shall mean the corporate financial goals included in Executive’s performance weighted bonus objectives for that fiscal year.  Actual corporate performance compared to these objectives is measured and reported to the Board of Directors on a quarterly basis.

15.6.            “Disability,” with respect to Executive, shall mean that, for physical or mental reasons, Executive is unable to perform the essential functions of Executive’s duties under this Agreement for 90 consecutive days as determined by a medical doctor selected by written agreement of Employer and Executive; provided, however, that if Employer and Executive cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor, which third medical doctor will determine whether Executive has a disability. The determination of the medical doctor selected will be binding on both parties.  Executive must submit to a reasonable number of examinations by the medical doctor making the determination of disability and Executive hereby authorizes the disclosure and release to Executive of such determination and all supporting medical records.  If Executive is not legally competent, Executive’s legal guardian or duly authorized attorney-in-fact will act in Executive’s stead for the purposes of submitting Executive to the examinations, and providing the authorization of disclosure.

15.7.            “Good Reason” shall mean the occurrence of one or more of the following: (a) without the consent of Executive, Executive is assigned material duties that are materially inconsistent with Executive’s position, duties, responsibilities or status as President of Employer, provided that Executive must advise the CEO or the Board in writing within 15 days of assignment of such duties that he believes such duties would give him the right to terminate his employment for Good Reason and the CEO or Board does not withdraw or change such assignment within a reasonable period of time; (b) without the consent of Executive, Employer relocates Executive’s principal place of employment to a location that is not in the San Francisco Bay Area, California; (c) Executive no longer reports to Employer’s Chief Executive Officer; or (d) either (i) the Board fails to nominate Executive for re-election as a director of Employer at any shareholder meeting held to elect directors that occurs within three years after the Effective Date, (ii) Executive is not re-elected as a director at any annual or special meeting of shareholders held to elect directors (provided that Executive has not declined the nomination) that occurs before the earlier to occur of (A) the second anniversary of the Effective Date and (B) the date that Employer has raised an aggregate of ten million dollars ($10,000,000) in one or more equity financings occurring after the date hereof, or (iii) Executive is removed as a director of Employer by the Board of Directors of Employer before the third anniversary of the Effective Date.

15.8.            “Merger Agreement” shall mean the that certain Agreement and Plan of Merger and Reorganization dated the date hereof by and among Employer, TotipotentRX Corporation, a California corporation, Mitchel Sivilotti and Executive.

16.                 Miscellaneous.

16.1            Notices.  All notices, requests, demands and other communications (collectively, “Notices”) given pursuant to this Agreement shall be in writing, and shall be delivered by personal service, courier, email transmission of a pdf format data file or by United States first class, registered or certified mail, addressed to the following addresses (or if by email, to the latest email address the sender has for the recipient):

EMPLOYER:	ThermoGenesis Corp.
2711 Citrus Road
Rancho Cordova, CA 95742
Attention: Chief Executive Officer

EXECUTIVE:	Kenneth L. Harris
7135 Hollywood Boulevard #308
Los Angeles, CA 90046

Any Notice, other than a Notice sent by registered or certified mail, shall be effective when received; a Notice sent by registered or certified mail, postage prepaid return receipt requested, shall be effective on the earlier of when received or the third day following deposit in the United States mails (or on the seventh day if sent to or from an address outside the United States).  Any party may from time to time change its address for further Notices hereunder by giving notice to the other party in the manner prescribed in this Section.

16.2.            Attorneys’ Fees; Prejudgment Interest.  If the services of an attorney are required by any party to secure the performance hereof or otherwise upon the breach or default of another party to this Agreement, or if any judicial remedy or arbitration is necessary to enforce or interpret any provision of this Agreement or the rights and duties of any person in relation thereto, to the extent permitted by law, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and other expenses, in addition to any other relief to which such party may be entitled.  Any award of damages following judicial remedy or arbitration as a result of the breach of this Agreement or any of its provisions shall include an award of prejudgment interest from the date of the breach at the maximum amount of interest allowed by law.

16.3.            Choice of Law, Jurisdiction, Venue.  This Agreement is drafted to be effective in the State of California, and shall be construed in accordance with California law.  The exclusive jurisdiction and venue of any legal action by either party under this Agreement shall be the County of Sacramento, California.

16.4.            Amendment, Waiver.  No amendment or variation of the terms of this Agreement shall be valid unless made in writing and signed by Executive and Employer.  A waiver of any term or condition of this Agreement shall not be construed as a general waiver by Employer.  Failure of either Employer or Executive to enforce any provision or provisions of this Agreement shall not waive any enforcement of any continuing breach of the same provision or provisions or any breach of any provision or provisions of this Agreement. An amendment to this Agreement will only be effective if it complies with the requirements of this Section 16.4.

16.5.           No Acceleration of Benefits.  No amendment of this Agreement may permit the acceleration of the time or schedule of any payment of any of the deferred compensation payable pursuant to the terms of this Agreement.

16.6.            Change in the Time and Form of Payment.  Any amendment that proposes to delay the time or form of the payment of any deferred compensation payable pursuant to the terms of this Agreement shall be subject to the following restrictions:

(a)       Any election to amend the terms of this Agreement to defer the time or form of payment of deferred compensation hereunder shall not take effect for twelve (12) months after the date on which the election to amend the time of form of payment is made: and

(b)      Any election to amend the terms of this Agreement to defer the payment of deferred compensation payable hereunder shall require that the first payment of any deferred compensation payable hereunder be deferred for a period of not less than five (5) years from the date such payment would have been made but for the amendment of the Agreement to defer the payment date.

16.7.            Assignment; Succession.  It is hereby agreed that Executive’s rights and obligations under this Agreement are personal and not assignable.  Further, neither Executive, nor beneficiary, nor any other person entitled to payments hereunder shall have the power to transfer, assign, anticipate, mortgage or otherwise encumber in advance any of such payments, nor shall such payments be subject to seizure for the payment of public or private debts, judgment, alimony or separate maintenance or be transferable by operation of law in event of bankruptcy, insolvency or otherwise.  This Agreement contains the entire agreement and understanding between the parties to it and shall be binding on and inure to the benefit of the heirs, personal representatives, successors and assigns of the parties hereto.

16.8.            Independent Covenants.  All provisions herein concerning unfair competition and confidentiality shall be deemed independent covenants and shall be enforceable without regard to any breach by Employer unless such breach by Employer is willful and egregious.

16.9.            Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the employment of Executive, all oral agreements being merged herein, and supersedes all prior representations.  There are no representations, agreements, arrangements, or understandings, oral or written, between or among the parties relating to the subject matter of this Agreement that are not fully expressed herein.

16.10 .          Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the Agreement which can be given effect without the invalid provision shall continue in full force and effect and shall in no way be impaired or invalidated.

16.11.          Captions.  All captions of sections and paragraphs in this Agreement are for reference only and shall not be considered in construing this Agreement.

THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION WHICH AFFECTS YOUR LEGAL RIGHTS AND MAY BE ENFORCED BY THE PARTIES.

EMPLOYER:

THERMOGENESIS CORP.

/s/

/s/

Compensation Committee Chairman

EXECUTIVE:

/s/ Kenneth L. Harris
Kenneth L. Harris

EXHIBIT A

RESIGNATION

The undersigned hereby resigns from the Board of Directors of Thermogenesis Corp., a Delaware corporation (“Company”), effective upon the date that the undersigned ceases to be an employee of the Company for any reason if either (i) on such date undersigned beneficially owns less than 5% of the outstanding shares of the Company’s common stock or (ii) such date occurs after ___________.

Kenneth Harris

EXHIBIT B

FORM OF GENERAL RELEASE

General Release and Waiver

This General Release and Waiver (“Release”) is made and entered into as of _________________________ (the “Release Date”), by and between Thermogenesis Corp., a Delaware corporation (“Employer”), and Kenneth L. Harris (“Executive,” and together with Employer, the “Parties”). In consideration of the mutual covenants hereinafter set forth, the Parties hereby agree as follows:

1.                    Separation. Executive’s employment with Employer ended effective _________________________.

2.                    Payment and Benefits.  In consideration of the promises made in this Release, Employer has agreed to pay Executive the benefits described in Sections 6.2 and 6.3 of that certain Executive Employment Agreement made and entered into as of July __, 2013, by and between the Parties (the “Employment Agreement”).  Executive understands and acknowledges that the benefits described in this Section 2 constitute benefits in excess of those to which Executive would be entitled without entering into this Release.  Executive acknowledges that such benefits are being provided by Employer as consideration for Executive entering into this Release, including the release of claims and waiver of rights provided in Section 3 of this Release.

3.                    Release of Claims and Waiver of Rights.

(a)                Executive, on Executive’s own behalf and that of Executive’s spouse, heirs, executors or administrators, assigns, insurers, attorneys and other persons or entities acting or purporting to act on Executive’s behalf (the “Executive’s Parties”), hereby irrevocably and unconditionally release, acquit and forever discharge Employer, its affiliates, subsidiaries, directors, officers, employees, shareholders, partners, agents, representatives, predecessors, successors, assigns, insurers, attorneys, benefit plans sponsored by Employer and said plans’ fiduciaries, agents and trustees (the “Released Parties”), from any and all actions, cause of action, suits, claims, obligations, liabilities, debts, demands, contentions, damages, judgments, levies and executions of any kind, whether in law or in equity, known or unknown, which the Executive’s Parties have, have had, or may in the future claim to have against the Released Parties by reason of, arising out of, related to, or resulting from Executive’s employment with Employer or the termination thereof.  This release specifically includes without limitation any claims arising in tort or contract, any claim based on wrongful discharge, any claim based on breach of contract, any claim arising under federal, state or local law prohibiting race, sex, age, religion, national origin, handicap, disability or other forms of discrimination, any claim arising under federal, state or local law concerning employment practices, and any claim relating to compensation or benefits.  This specifically includes, without limitation, any claim which the Executive has or has had under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, as amended, and the Employee Retirement Income Security Act of 1974, as amended.  It is understood and agreed that the waiver of benefits and claims contained in this section does not include: (i) a waiver of the right to payment of any vested, nonforfeitable benefits to which the Executive or a beneficiary of the Executive may be entitled under the terms and provisions of any employee benefit plan of Employer which have accrued as of the separation date; (ii) a waiver of the right to benefits and payment of consideration to which Executive may be entitled under the Employment Agreement or any of the agreements contemplated thereby (including indemnification agreements and the stock option agreements); and (iii) a waiver of any rights to indemnification under the Certificate of Incorporation or Bylaws of the Employer or an subsidiary of Employer or under applicable law and regulation.  Executive acknowledges that he is only entitled to the severance benefits and compensation set forth in the Employment Agreement, and that all other claims for any other benefits or compensation are hereby waived, except those expressly stated in the preceding sentence.

Nothing in this Release shall be deemed to require the waiver or release of any claim that may not be released or waived under applicable federal or state law.

(b)                 Executive hereby acknowledges that he understands that under this Release he is releasing any known or unknown claims he may have arising out of, related to, or resulting from Executive’s employment with Employer or the termination thereof (the "Released Claims").  He therefore acknowledges that he has read and understands Section 1542 of the California Civil Code, which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Executive expressly waives and relinquishes all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to the Released Claims.

4.            Acknowledgment of Waiver of Claims under ADEA.  Executive acknowledges that Executive is waiving and releasing any rights Executive may have under the Age Discrimination in Employment Act of 1967 (“ADEA”) and that this waiver and release is knowing and voluntary.  Executive acknowledges that the consideration given for this Release is in addition to anything of value to which Executive already is entitled.  Executive further acknowledges that Executive has been advised by this writing that:

(a)                 the release and waiver granted herein does not relate to claims under the ADEA which may arise after this Release is executed;

(b)                 Executive should consult with an attorney prior to executing this Release;

(c)                 Executive has at least twenty-one (21) days within which to consider this Release as it relates to claims under the ADEA, although Executive may accept the terms of this Release at any time within those 21 days and earlier execute this Release;

(d)                Executive has seven (7) days following the execution of this Release to revoke this Release as it relates to claims under the ADEA; and

(e)                This Release will not be effective as it relates to claims under the ADEA until the revocation period has expired, which will be the eighth day after this Release is executed by both Parties, and the severance payments described in the Employment Agreement will not be paid until this Release has become effective and all statutory revocation periods have expired.

5.                    Non-Disparagement. The parties agree to treat each other respectfully and professionally and not disparage the other party, and the other party’s officers, directors, employees, shareholders and agents, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that both the Executive and Employer will respond accurately and fully to any question, inquiry or request for information when required by the legal process.

6.                    No Admissions. Employer denies that it or any of its employees or agents have taken any improper action against Executive.  This Release shall not be admissible in any proceeding as evidence of improper action by Employer or any of its employees or agents.

7.                    Non-Waiver. Employer’s waiver of a breach of this Release by Executive shall not be construed or operate as a waiver of any subsequent breach by Executive of the same or of any other provision of this Release.

8.                    Restrictive Covenants. Executive understands that the covenants in Sections 7, 9 and 10 of the Employment Agreement survive the termination of his employment with Employer.

9.                    Amendment, Waiver.  No amendment or variation of the terms of this Release shall be valid unless made in writing and signed by Executive and Employer.  A waiver of any term or condition of this Agreement shall not be construed as a general waiver by Employer.  Failure of either Employer or Executive to enforce any provision or provisions of this Agreement shall not waive any enforcement of any continuing breach of the same provision or provisions or any breach of any provision or provisions of this Agreement.

10.                Construction. The terms set forth in Section 11 and Sections 16.1, 16.2, 16.3, 16.7 and 16.8 of the Employment Agreement shall apply to this Release, provided that the word “Release” shall take the place of the word “Agreement” in such Sections, where applicable.

[Remainder of page left blank intentionally.  Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Release as of dates set forth below their respective signatures below.

EMPLOYER:	EXECUTIVE:

THERMOGENESIS CORP.
By:
Kenneth L. Harris

Name:

Title:

Date:	Date:

[Signature Page to General Release and Waiver]